UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

Beginning January 1, 2001          and Ending     December 31, 2001

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			 ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                                          Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation June 6, 1990   If not Incorporated, Date of Organization
		     ______________


State or Sovereign Power under which Incorporated or Organized   Delaware


Location of Principal Offices of Reporting Company
1340 Echelon Parkway, Jackson, Mississippi


Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Nathan E. Langston     Senior VP, Chief Accounting Officer
       (Name)                            (Title)


P.O. Box 61000, New Orleans, La. 70161
	      (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
			   Reporting Company:

			   Entergy Corporation

		  INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing
   Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies
   Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report
   The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format
   Reports  shall  be submitted on the forms prepared by the  Commission.
   If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed
   All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01 (b)).

6. Deficits Displayed
   Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, SS210.3-01(c)).

7. Major Amendments or Corrections
   Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions
   Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart
   The service company shall submit with each annual report a copy of its current organization chart.

10.Methods of Allocation
   The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.Annual Statement of Compensation for Use of Capital Billed
   The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


			      2 OF 27 PAGES


	       ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	      Listing Of Schedules and Analysis of Accounts


									   Schedule or         Page
		Description of Schedules and Accounts                     Account Number      Number
Comparative Balance Sheets                                              Schedule I             4-5
Service Company Property                                                Schedule II              6
Accumulated Provision for Depreciation and Amortization of Service
   Company Property                                                     Schedule III             7
Investments                                                             Schedule IV              8
Accounts Receivable from Associate Companies                            Schedule V               8
Fuel Stock Expenses Undistributed                                       Schedule VI              9
Stores Expense Undistributed                                            Schedule VII             9
Miscellaneous Current and Accrued Assets                                Schedule VIII           10
Miscellaneous Deferred Debits                                           Schedule IX             10
Research, Development, or Demonstration Expenditures                    Schedule X              10
Proprietary Capital                                                     Schedule XI             11
Long-Term Debt                                                          Schedule XII            12
Current and Accrued Liabilities                                         Schedule XIII           13
Notes to Financial Statements                                           Schedule XIV            13
Comparative Income Statements                                           Schedule XV             14
Analysis of Billing - Associate Companies                               Account 457             15
Analysis of Billing - Nonassociate Companies                            Account 458             16
Analysis of Charges for Service - Associate and Nonassociate Companies  Schedule XVI            17
Schedule of Expense Distribution by Department or Service Function      Schedule XVII        18-19
Departmental Analysis of Salaries                                       Various Accounts        20
Outside Services Employed                                               Various Accounts        20
Employee Pensions and Benefits                                          Various Accounts        21
General Advertising Expenses                                            Various Accounts        21
Miscellaneous General Expenses                                          Various Accounts        22
Rents                                                                   Various Accounts        22
Taxes Other Than Income Taxes                                           Various Accounts        23
Donations                                                               Various Accounts        23
Other Deductions                                                        Various Accounts        24
Notes to Statement of Income                                            Schedule XVIII          24

											       Page
		 Description of Reports or Statements                                         Number

Organization Chart                                                                              25
Methods of Allocation                                                                           26
Annual Statement of Compensation for Use of Capital Billed                                      26
Signature                                                                                       27







			      3 OF 27 PAGES


	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

	       Schedule I - Comparative Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT                           ASSETS AND OTHER DEBITS                             AS OF DECEMBER 31,
										       2001        2000
	  SERVICE COMPANY PROPERTY
101        Service company property (Schedule II)                                   $12,290,998 $12,076,007
107        Construction work in progress (Schedule II)                                  832,974     178,257
										    ----------- -----------
	      Total Property                                                         13,123,972  12,254,264
										    ----------- -----------

108        Less accumulated provision for depreciation and amortization of service
	   company property (Schedule III)                                           11,309,375  10,977,007
										    ----------- -----------
	      Net Service Company Property                                            1,814,597   1,277,257
										    ----------- -----------

	  INVESTMENTS

123        Investments in associate companies (Schedule IV)                                   -           -
124        Other investments (Schedule IV)                                                    -           -
										    ----------- -----------
	      Total Investments                                                               -           -

	  CURRENT AND ACCRUED ASSETS

131        Cash                                                                             435     108,006
135        Working funds                                                              1,075,769     703,120
136        Temporary cash investments (Schedule IV)                                     794,915     917,631
141        Notes receivable                                                                   -           -
143        Account receivable                                                                 -           -
145        Notes receivable from associate companies                                          -           -
146        Accounts receivable from associate companies (Schedule V)                  3,603,556   2,146,418
152        Fuel stock expenses undistributed (Schedule VI)                                    -           -
163        Stores expense undistributed (Schedule VII)                                        -           -
165        Prepayments                                                                  176,704     331,194
174        Miscellaneous current and accrued assets (Schedule VIII)                      82,528      78,982
										    ----------- -----------
	      Total Current and Accrued Assets                                        5,733,907   4,285,351
										    ----------- -----------

	  DEFERRED DEBITS

184        Clearing accounts                                                                  -           -
186        Miscellaneous deferred debits (Schedule IX)                                   18,991           -
188        Research, development, or demonstration expenditures (Schedule X)                  -           -
190        Accumulated deferred income taxes                                          2,677,212   1,572,377
										    ----------- -----------
	      Total Deferred Debits                                                   2,696,203   1,572,377
										    ----------- -----------

	      TOTAL ASSETS AND OTHER DEBITS                                         $10,244,707  $7,134,985
										    ===========  ==========

				4 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		Schedule I - Comparative Balance Sheets


ACCOUNT                   LIABILITIES AND PROPRIETARY CAPITAL                      AS OF DECEMBER 31,
										  2001        2000
	 PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                                         $5,000      $5,000
211       Miscellaneous paid-in-capital (Schedule XI)                              995,000     995,000
215       Appropriated retained earnings (Schedule XI)                                  -           -
216       Unappropriated retained earnings (Schedule XI)                                -           -
									       ----------- -----------
	     Total Proprietary Capital                                           1,000,000   1,000,000
									       ----------- -----------

	 LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)                              -           -
224       Other long-term debt (Schedule XII)                                           -           -
									       ----------- -----------
	     Total Long-term Debt                                                       -           -
									       ----------- -----------


	 OTHER NON-CURRENT LIABILITIES

228      Accumulated provision for pensions & benefits and injuries & damages      911,810     557,870
									       ----------- -----------
	     Total Other Non-current Liabilities                                   911,810     557,870
									       ----------- -----------


	 CURRENT AND ACCRUED LIABILITIES

232       Accounts payable                                                       1,849,943   2,571,711
234       Accounts payable to associate companies (Schedule XIII)                1,013,875     222,982
236       Taxes accrued                                                            780,297          -
241       Tax collections payable                                                       -        5,111
242       Miscellaneous current and accrued liabilities (Schedule XIII)                 -           -
									       ----------- -----------
	     Total Current and Accrued Liabilities                               3,644,115   2,799,804
									       ----------- -----------

	 DEFERRED CREDITS

253       Other deferred credits                                                 4,674,709   2,763,484
									       ----------- -----------
	     Total Deferred Credits                                              4,674,709   2,763,484
									       ----------- -----------

283       Accumulated deferred income taxes - other                                 14,073      13,827
									       ----------- -----------

	     TOTAL LIABILITIES AND PROPRIETARY CAPITAL                         $10,244,707  $7,134,985
									       ===========  ==========


			    5 OF 27 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		For the Year Ended December 31, 2001

		Schedule II - Service Company Property

					     Balance at              Retirements   Other    Balance at
					      Beginning                  or       Changes    Close of
		     Description               of Year    Additions     Sales       (1)        Year
Service Company Property
 Account
  301    Organization                             $    -    $      -    $      -   $      -    $      -
  303    Miscellaneous Intangible Plant        1,356,828     186,098           -          -   1,542,926
  304    Land and Land Rights                          -           -           -          -           -
  305    Structures and Improvements                   -           -           -          -           -
  306    Leasehold Improvements                3,494,427      28,893           -          -   3,523,320
  307    Equipment (2)                         4,585,477           -           -          -   4,585,477
  308    Office Furniture and Equipment        2,143,559           -           -          -   2,143,559
  309    Automobiles, Other Vehicles                                                                  -
	   and Related Garage Equipment            5,767           -           -          -       5,767
  310    Aircraft and Airport Equipment          489,949           -           -          -     489,949
  311    Other Service Company Property (3)            -           -           -          -           -
					     ----------------------------------------------------------
		      SUB-TOTAL               12,076,007     214,991           -          -  12,290,998
					     ----------------------------------------------------------
  107    Construction Work in Progress (4)       178,257     702,267      47,550          -     832,974
					     ----------------------------------------------------------
			TOTAL                $12,254,264  $  917,258  $   47,550   $      - $13,123,972
					     ==========================================================

(1) Provide an explanation of those changes considered material:
      N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by sub-account of equipment additions during the year and the balance at the close of the year:

								  Balance at
	      Subaccount Description                   Additions   Close of
								     Year
 307.02 Communications and Dispatch                      $     -   $1,597,340
 307.03 Data Processing                                        -    2,988,137
							 -------   ----------
					     TOTAL       $     -   $4,585,477
							 =======   ==========

(3) Describe other service company property:
      N/A

(4) Describe construction work in progress:
      Primarily computer equipment, computer software upgrades, and leasehold improvements.


				6 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

   Schedule III - Accumulated Provision for Depreciation and Amortization
			of Service Company Property

					    Balance at   Additions                  Other     Balance at
					     Beginning   Charged to               Changes Add  Close of
		    Description               of Year   Account 403  Retirements (Deduct) (1)    Year

Account
  301    Organization                         $      -    $      -    $      -      $      -    $      -
  303    Miscellaneous Intangible Plant      1,329,132      17,834           -             -   1,346,966
  304    Land and Land Rights                        -           -           -             -           -
  305    Structures and Improvements                 -           -           -             -           -
  306    Leasehold Improvements              2,565,184     267,424           -             -   2,832,608
  307    Equipment                           4,525,425      28,509           -             -   4,553,934
  308    Office Furniture and Fixtures       2,061,550      18,601           -             -   2,080,151
  309    Automobiles, Other Vehicles
	   and Related Garage Equipment          5,767           -           -             -       5,767
  310    Aircraft and Airport Equipment        489,949           -           -             -     489,949
  311    Other Service Company Property              -           -           -             -           -
					   -------------------------------------------------------------
				    TOTAL  $10,977,007  $  332,368    $      -      $      - $11,309,375
					   =============================================================

(1) Provide an explanation of those changes considered material:
     N/A





				7 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124, "Other Investments," state each investment separately, with description including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

					       Balance at       Balance at
Description                                Beginning of Year  Close of Year


Account 123 - Investment in Associate Companies $      -         $      -

Account 124 - Other Investments                        -                -

Account 136 - Temporary Cash Investments
	Money Pool (See Note 3)                  917,631          794,915

						--------        ---------
				       TOTAL    $917,631        $ 794,915
						========        =========

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

	  Schedule V - Accounts Receivable from Associate Companies

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					      Balance at  Balance at
					     Beginning of  Close of
Description                                      Year        Year

Account 146 - Accounts Receivable from Associate Companies
     Money Pool Receivable (See Note 3)      $    705,950  $   153,142
     Entergy Arkansas, Inc.                       361,059      689,334
     Entergy Corporation                                -      324,350
     Entergy Gulf States, Inc.                    500,966      689,142
     Entergy Louisiana, Inc.                      255,453      687,886
     Entergy Services, Inc.                         9,416      297,416
     Entergy Nuclear Generation Company               887            -
     Entergy Nuclear Operations, Inc.                   -          101
     System Energy Resources, Inc.                346,962      760,289
     Entergy Enterprises, Inc.                    (34,275)       1,896
					       ----------   ----------
				     TOTAL     $2,146,418   $3,603,556
					       ==========   ==========
						      Total
Analysis of Convenience or Accommodation             Payments
     Payments:

						     $     -

						     -------
				     TOTAL PAYMENTS  $     -
						     =======



			      8 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

	    Schedule VI - Fuel Stock Expenses Undistributed

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

	      Description                  Labor     Expenses    Total

Account 152 - Fuel Stock Expenses         $      -   $      -   $      -
Undistributed

					  ------------------------------
				  TOTAL   $      -   $      -   $      -
					  ==============================
Summary:

	 N/A



	     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

	       For the Year Ended December 31, 2001

	   Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	      Description                  Labor     Expenses    Total

Account 163 - Stores Expense              $      -   $      -   $      -
Undistributed
					  ------------------------------
				  TOTAL   $      -   $      -   $      -
					  ==============================





				9 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

						    Balance at Balance at
		Description                          Beginning  Close of
						      of Year     Year

Account 174 - Miscellaneous Current and Accrued Assets
      Unbilled Jobbing Orders                         $ 50,900   $  41,707
      External Audit Support                            16,080      32,160
      Other (2)                                         12,002       8,661
						      --------   ---------
					      TOTAL   $ 78,982   $  82,528
						      ========   =========

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	      Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

						    Balance at Balance at
		Description                          Beginning  Close of
						      of Year     Year

Account 186 - Miscellaneous Deferred Debits
	   Payroll Accrual                             $      -  $  15,808
	   Other (6)                                          -      3,183
						       --------  ---------
					      TOTAL    $      -  $  18,991
						       ========  =========


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

     Schedule X - Research, Development, or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

						    Balance at Balance at
		Description                          Beginning  Close of
						      of Year     Year

Account 188 - Research, Development, or              $     -    $     -
 Demonstration Expenditures

						     --------   --------
					      TOTAL  $     -    $     -
						     ========   ========



			     10 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

		     Schedule XI - Proprietary Capital


						  Par or
						  Stated     Outstanding Close
				      Number of   Value         of Period
					Shares     Per      No. of       Total
Account Number    Class of Stock      Authorized  Share     Shares      Amount

Account 201       Common Stock Issued    1,000    $5.00      1,000      $5,000


Instruction:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

		Description                         Amount

Account 211 - Miscellaneous Paid-in Capital         $995,000

Account 215 - Appropriated Retained Earnings               -
						    --------
					  TOTAL     $995,000
						    ========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


				 Balance at                          Balance at
				Beginning of  Net Income   Dividends  Close of
       Description                  Year      -or (loss)     Paid       Year

Account 216 - Unappropriated          $-          $-          $-         $-
Retained Earnings
				    ----         ----        ----       ----
		      TOTAL           $-          $-          $-         $-
				    ====         ====        ====       ====


				11 OF 27 PAGES



		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

		       Schedule XII - Long-Term Debt

			      (In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

			     Terms of Obligation                               Balance at                        Balance at
			       Class & Series     Date of  Interest   Amount    Beginning                           Close
	  Name of Creditor      of Obligation     Maturity   Rate   Authorized   of Year   Additions  Deductions   of Year
Account 223 - Advances from
		   Associate
		   Companies                                            $  -        $-        $-          $-          $-





Account 224 - Other Long-Term
		    Debt                                                $  -        $-        $-          $-          $-



									------------------------------------------------
							 TOTAL          $  -        $-        $-          $-          $-
									================================================



(1) Give an explanation of Deductions:

       N/A





					12 OF 27 PAGES

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		For the Year Ending December 31, 2001

	  Schedule XIII - Current and Accrued Liabilities

Instructions:
 Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

						    Balance at     Balance at
		      Description               Beginning of Year Close of Year

Account 234 - Accounts Payable to Associate Companies
	  Entergy Arkansas, Inc.                   $      3,421     $  827,884
	  Entergy Louisiana, Inc.                       160,565              -
	  Entergy New Orleans, Inc.                           -            390
	  Entergy Services, Inc.                         59,073        182,632
	  System Energy Resources, Inc.                       -          2,661
	  Other                                             (77)           308
						   ------------     ----------
				       TOTAL       $    222,982     $1,013,875
						   ============     ==========

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	      Schedule XIV - Notes to Financial Statements


Instructions:
  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13 (2) through 13 (7)




			   13 of 27 PAGES (1)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	      Schedule XIV - Notes To Financial Statements


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

       Entergy Operations, Inc. (Entergy Operations) is a nuclear management service company wholly owned by Entergy Corporation. Entergy Operations has been authorized to act as an agent in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River
Bend),  Waterford Steam Electric Generating Station Unit No. 3 (Waterford
3),  and Grand Gulf Steam Electric Generating Station Unit 1 (Grand  Gulf
1), subject to oversight by Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., and System Energy Resources, Inc. (collectively, the Companies), respectively. The Companies and the Grand Gulf 1 co-owner retain their ownership interests, associated capacity, and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with the Companies whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to the Companies under the operating agreements, as long as the Companies continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts may be reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which range from 5 to 15 years. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

      Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement basis and tax basis of assets, liabilities, and loss carryforwards. Temporary differences are recorded based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.


			    13 of 27 PAGES (2)

     Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and a separate income tax return for Louisiana.

Cash and Cash Equivalents

     Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosure

     Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2.   INCOME TAXES

      Deferred income tax assets (liabilities) are comprised of the following at December 31, 2001 and 2000:

						  2001            2000
Deferred Tax Assets:
    Excess capital loss                               $   -      $ 402,968
    Deferred compensation                         1,814,829        758,188
    Plant-related basis differences                 641,557        327,270
    Pension and benefits (OPEB) reserves            220,826         83,951
					       ------------    -----------
	Total                                  $  2,677,212    $ 1,572,377
					       ============    ===========
Deferred Tax Liabilities:
    Operating reserves                              (14,073)       (13,827)
					       ------------    -----------
	Total                                       (14,073)       (13,827)
					       ============    ===========
	Net deferred tax assets / liabilities  $  2,663,139     $1,558,550
					       ============    ===========

     The benefit associated with these deferred tax assets has been or is expected to be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the utilization of the tax benefit on the Entergy Corporation consolidated return.

      Entergy Operations' effective income tax rate was 100% in 2001 and 2000 compared to the current federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Operations collects revenue adequate to fund its income tax expense. The income tax expense for 2001 and 2000 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the years ended December 31, 2001 and 2000 consisted of the following:


				13 of 27 PAGES (3)

				  2001           2000

Current:
  Federal                     $ 1,200,564      $ 272,686
  State                           192,073         40,003
			      -----------      ---------
    Total                       1,392,637        312,689
			      -----------      ---------


Deferred:
  Federal                        (920,699)      (287,397)
  State                          (183,954)       (43,217)
			      -----------      ---------
    Total                      (1,104,653)      (330,614)
			      -----------      ---------

  Total income tax expense      $ 287,984      $ (17,925)
			      ===========      =========


NOTE 3.   LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

     Entergy Operations has SEC authorization, through November 30, 2004, to effect short-term borrowings from Entergy Corporation in an aggregate amount of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 2001 and 2000.

       Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

     The borrowings from the Money Pool and applicable interest rates for 2001 and 2000 were as follows (dollars in thousands):

						       2001         2000

Average borrowing                                  $     226       $10,126
Maximum borrowing during the year                  $     494       $12,713
Average effective interest rate during the year         4.1%          5.9%
Average effective interest rate at end of year          2.3%          6.8%

       At December 31, 2001, Entergy Operations had no borrowings outstanding from the Money Pool.

NOTE 4.   OPERATING LEASES

      Total rent expense for 2001 and 2000 was $3.7 million and $1.8 million, respectively. As of December 31, 2001, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space and computer equipment as follows (in thousands):


				13 of 27 PAGES (4)

				Minimum
			    lease payments

2002                                  2,738
2003                                  2,757
2004                                  1,756
2005                                    500
2006                                    500
Years Thereafter                          -
				  ---------
	Total                     $   8,251
				  =========



NOTE 5.   EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan). The Equity Plan grants stock options, equity awards, and incentive awards to key employees. The costs of equity and incentive awards are charged to income over the period of the grant or restricted period, as appropriate. Amounts charged to compensation expense were $2,042,656 and $308,000 in 2001 and 2000, respectively.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements. The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the plan in an amount equal to 50% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock. Effective January 1, 2001, participants in the Savings Plan may direct their matching contributions from the employing Entergy subsidiary in an amount equal to 50% of the employee's contribution (which may be up to 6% of their salary) to other investment funds. Employees who continue to direct their company-matching contributions to the purchase of shares of Entergy Corporation common stock will receive matching contributions in the amount of 75% of their basic contribution (which may be up to 6% of their salary). Entergy Operations contributed $7.5 million in 2001 and $4.3 million in 2000 to the Savings Plan.

Retirement and Other Postretirement Benefit Plans

      Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Operations.

      Eligible employees of Entergy Operations participate in two of the Entergy Corporation retirement plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement
Plan for Bargaining Employees". These pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.


			  13 of 27 PAGES (5)

     The pension and other postretirement obligations of Grand Gulf 1 and Entergy Operations headquarters' employees are reflected in the financial statements of Entergy Operations.

      Total 2001 and 2000 pension and other postretirement costs for Entergy Operations - Grand Gulf 1 and headquarters' employees, including capitalized amounts, included the following components (in thousands):

					Pension         Other Postretirement
							      Benefits
					  2001     2000    2001     2000
Service cost                             $2,807   $2,471  $1,241   $1,114
Interest cost                             4,787    4,049   1,064      933
Expected return on assets                (5,783)  (5,263)   (959)    (811)
Amortization of transition asset           (597)    (597)    262      262
Amortization of prior service cost          112      112      28       14
Recognized net (gain)/loss                  (52)    (166)      -       (9)
					 --------------------------------
Net pension cost                         $1,274   $  606  $1,636   $1,503
					 ================================


Change in the Projected Benefit Obligation Pension                  Other Postretirement
 (PBO)/Accumulated Postretirement Obligation (APBO)   Pension             Benefits
						  2001     2000        2001       2000
Balance at beginning of year                    $ 59,878  $ 53,542   $ 14,233   $ 11,231
Service cost                                       2,807     2,471      1,241      1,114
Interest Cost                                      4,787     4,049      1,064        933
Amendment                                              -       358          -        165
Actuarial (gain)/loss                              4,503       554      1,451      1,578
Benefits paid                                     (1,203)   (1,096)      (580)      (788)
						----------------------------------------
Balance at end of year                          $ 70,772   $59,878   $ 17,409   $ 14,233
						========================================
Change in Plan Assets
Fair value of assets at beginning of year       $ 65,353  $ 69,854   $ 11,655   $  9,549
Actual return on plan assets                      (3,119)   (3,405)      (163)       288
Employer contributions                                 -         -      1,639      2,606
Benefits paid                                     (1,203)   (1,096)      (580)      (788)
						----------------------------------------
Fair value of assets at end of year             $ 61,031  $ 65,353   $ 12,551   $ 11,655
						========================================

Funded status                                    $(9,741) $  5,475    $(4,858)   $(2,578)
Unrecognized transition (asset)/obligation        (2,336)   (2,905)     2,884      3,146
Unrecognized prior service cost                    1,001     1,108        123        151
Unrecognized net (gain)/loss                       2,455   (11,026)     2,102       (471)
						----------------------------------------
Prepaid/(accrued) pension cost                   $(8,621)  $(7,348)  $    251    $   248
						========================================



				13 of 27 PAGES (6)

      The significant assumptions used in computing the pension and other postretirement information above were as follows:

						      2001  2000

Weighted-average discount rate                        7.5%  7.5%
Weighted-average rate of increase in future           4.6%  4.6%
 compensation levels
Expected long-term rate of return on plan assets:
    Taxable assets                                    5.5%  5.5%
    Non-taxable assets                                9.0%  9.0%


      Entergy's remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years and its SFAS 106 transition obligations are being amortized over 20 years.

     The assumed health care cost trend rate used in measuring the APBO of Entergy was 8% for 2002, gradually decreasing each successive year
until it reaches 5% in 2009 and beyond.    A one percentage-point
increase in the assumed health care cost trend rate for 2001 would have increased the APBO by $ 2,249,000 and increased the sum of the service cost and interest cost by $378,000. A one percentage-point decrease in the assumed health care cost trend rate for 2000 would have decreased the APBO by $1,856,000 and decreased the sum of the service cost and interest cost by $305,000.


NOTE 6.   TRANSACTIONS WITH AFFILIATES

       Entergy  Operations  has  been  authorized,  pursuant  to  certain operating agreements, to act as an agent for the Companies in the operation, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1. In return, the Companies pay directly or reimburse Entergy Operations for the costs associated with operating those units. In 2001 and 2000, Entergy Operations was paid or reimbursed a total of $424.5 million and $484.8 million, respectively from ANO, River Bend, Waterford, and Grand Gulf 1 for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $42.6 million in 2001 and $44.5 million in 2000 with the Companies reimbursing Entergy Operations for their respective portions.


NOTE 7.   OTHER DEFERRED CREDITS

      Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities and long-term incentive compensation liabilities in both 2001 and 2000.

				13 of 27 PAGES (7)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	       Schedule XV - Comparative Income Statements


Account                      Description                         Current Year    Prior Year

	 INCOME
457      Services rendered to associate companies                 $561,861,069   $701,984,228
458      Services rendered to nonassociate companies                        -               -
								  ------------   ------------
			 TOTAL INCOME                              561,861,069    701,984,228
								  ------------   ------------

	 EXPENSES - Income Statement

500-557  Power production                                          382,723,791    416,452,848
560-598  Transmission and distribution expenses                       (159,532)             -
901-905  Customer accounts                                                  14              -
906-917  Customer service and information                                   17          2,414
920      Salaries and wages                                         18,711,520     18,053,534
921      Office supplies and expenses                                2,128,046      2,727,988
923      Outside services employed                                   1,675,153     13,243,696
924      Property insurance                                         (4,497,271)    (4,776,648)
925      Injuries and damages                                        1,905,262      2,668,071
926      Employee pensions and benefits                             36,973,829     38,474,050
928      Regulatory commission expenses                              1,299,948        503,982
930.1    General advertising expenses                                   24,826          5,420
930.2    Miscellaneous general expenses                              1,752,242      2,326,765
931      Rents                                                       3,729,971      1,842,240
935      Maintenance of general plant                                1,182,433      3,448,462
403-404  Depreciation and amortization expense                         332,368      1,107,476
408      Taxes other than income taxes                              38,012,259     45,127,101
409      Income taxes                                                1,392,637        312,689
410-411  Provision for deferred income taxes                        (1,104,653)      (330,614)
421      Miscellaneous nonoperating income (loss)                         (284)             -
426.1    Donations                                                     175,192        175,852
426.3    Penalties                                                      17,603         73,546
426.4    Civic, political, and related activities                       59,915          3,378
426.5    Other deductions                                            1,162,091        141,886
430      Interest on debt to associate companies                       103,635        428,852
								  ------------   ------------
			 TOTAL EXPENSES - Income Statement         487,601,012    542,012,988
								  ------------   ------------

	 EXPENSES - Balance Sheet

107EXP   Construction work in progress                             113,253,803    190,184,316
154EXP   General inventory                                          (1,067,516)   (29,819,275)
163EXP   Stores expense undistributed                               (2,358,338)    (1,071,787)
165EXP   Prepaid expense                                                     -       (220,757)
174EXP   Miscellaneous current and accrued expense                 (40,672,553)     8,404,391
184EXP   Other expenses                                              5,104,661     (7,505,648)
								  ------------   ------------
			 TOTAL EXPENSES - Balance Sheet             74,260,057    159,971,240
								  ------------   ------------
			 NET INCOME (LOSS)                        $          -    $         -
								  ============   ============

			      14 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

	 Analysis of Billing - Associate Companies - Account 457

					 Direct      Indirect   Compensation   Total
					  Costs        Costs       For Use     Amount
      Name of Associate Company        Charged (1)    Charged    of Capital    Billed
					   457         457-2        457-3

Entergy Arkansas, Inc. (Arkansas       $151,118,649  $6,477,417   $     -  $157,596,066
  Nuclear One)

System Energy Resources, Inc.           164,002,211   4,025,324         -   168,027,535
  (Grand Gulf Nuclear Station) (2)

Entergy Gulf States, Inc. (River Bend   118,246,906   4,301,177         -   122,548,083
  Nuclear Station)

Entergy Louisiana, Inc. (Waterford 3    109,381,126   4,308,259         -   113,689,385
  Nuclear Station)
				       ------------------------------------------------
			     TOTAL     $542,748,892 $19,112,177   $     -  $561,861,069
				       ================================================


(1) Includes costs paid directly by these associate companies.

(2) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



				15 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

	       Analysis of Billing - Nonassociate Companies -
				Account 458

Instruction:
  Provide a brief description of the services rendered to each nonassociate company:

				     Direct    Indirect   Compensation                 Excess      Total
				      Cost       Cost        For Use       Total         Or        Amount
   Name of Nonassociate Company       Charged    Charged    of Capital      Cost      Deficiency    Billed
				      458-1      458-2        458-3                    458-4
				       $  -       $  -         $  -         $  -         $  -        $  -
				       ------------------------------------------------------------------
			 TOTAL         $  -       $  -         $  -         $  -         $  -        $  -
				       ==================================================================




				16 OF 27 PAGES


	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

     Schedule XVI - Analysis of Charges for Service - Associate And
			 Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

				     Associate Company Charges             Nonassociate      Total Charges for Service
									  Company Charges
				   Direct      Indirect                 Direct Indirect     Direct      Indirect
Account Description of Items        Cost         Cost         Total     Cost   Cost  Total  Cost         Cost         Total
500-557 Power production        $374,789,926   $7,933,865 $382,723,791                      $374,789,926   $7,933,865 $382,723,791
560-598 Transmission and            (159,532)           -     (159,532)                         (159,532)           -     (159,532)
	 distribution expenses
901-905 Customer accounts                 14            -           14                                14            -           14
906-917 Customer service and              17            -           17                                17            -           17
	 information
920     Salaries & wages          12,994,252    5,717,268   18,711,520                        12,994,252    5,717,268   18,711,520
921     Office supplies and        2,123,631        4,415    2,128,046                         2,123,631        4,415    2,128,046
	 expenses
923     Outside services employed  1,326,703      348,450    1,675,153                         1,326,703      348,450    1,675,153
924     Property insurance        (4,536,211)      38,940   (4,497,271)                       (4,536,211)      38,940   (4,497,271)
925     Injuries and damages       1,589,437      315,825    1,905,262                         1,589,437      315,825    1,905,262
926     Employee pensions and     35,411,877    1,561,952   36,973,829                        35,411,877    1,561,952   36,973,829
	 benefits
928     Regulatory commission      1,185,252      114,696    1,299,948                         1,185,252      114,696    1,299,948
	 expenses
930.1   General advertising           24,826            -       24,826                            24,826            -       24,826
	 expenses
930.2   Miscellaneous general      1,659,328       92,914    1,752,242                         1,659,328       92,914    1,752,242
	 expenses
931     Rents                      3,191,519      538,452    3,729,971                         3,191,519      538,452    3,729,971
935     Maintenance of general     1,153,542       28,891    1,182,433                         1,153,542       28,891    1,182,433
	 plant
403-404 Depreciation and                   -      332,368      332,368                                 -      332,368      332,368
	 amortization expense
408     Taxes other than income   37,523,098      489,161   38,012,259                        37,523,098      489,161   38,012,259
	 taxes
409     Income taxes (benefits)            -    1,392,637    1,392,637                                 -    1,392,637    1,392,637
410-411 Provision for deferred             -   (1,104,653)  (1,104,653)                                -   (1,104,653)  (1,104,653)
	 income taxes
421     Miscellaneous nonoperating        45         (329)        (284)                               45         (329)        (284)
	 income
426.1   Donations                     40,315      134,877      175,192                            40,315      134,877      175,192
426.3   Penalties                     17,603            -       17,603                            17,603            -       17,603
426.4   Civic, political, and         20,423       39,492       59,915                            20,423       39,492       59,915
	 related activities
426.5   Other deductions             946,488      215,603    1,162,091                           946,488      215,603    1,162,091
107EXP  Construction work in     113,253,728           75  113,253,803                       113,253,728           75  113,253,803
	 progress
154EXP  General inventory         (1,067,516)           -   (1,067,516)                       (1,067,516)           -   (1,067,516)
163EXP  Stores expenses           (3,324,497)     966,159   (2,358,338)                       (3,324,497)     966,159   (2,358,338)
	 undistributed
174EXP  Miscellaneous current and(40,672,553)           -  (40,672,553)                      (40,672,553)           -  (40,672,553)
	 accrued expense
184EXP  Other expenses             5,090,386       14,275    5,104,661                         5,090,386       14,275    5,104,661
				 -------------------------------------------------------------------------------------------------
	TOTAL EXPENSES           542,582,101   19,175,333  561,757,434                       542,582,101   19,175,333  561,757,434

	Compensation for use of
	  Equity Capital
 430    Interest on debt to
	  associate companies        166,791      (63,156)     103,635                           166,791      (63,156)     103,635
				--------------------------------------------------------------------------------------------------
	TOTAL COST OF SERVICE   $542,748,892  $19,112,177 $561,861,069                      $542,748,892  $19,112,177 $561,861,069
				==================================================================================================


			     17 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

      Schedule XVII - Schedule of Expense Distribution by Department or
			   Service Function

Instruction:
  Indicate each department or service function.  (See Instruction 01-3
  General Structure of Accounting System:  Uniform System of Accounts).

												DEPARTMENT OR SERVICE FUNCTION
						    Total                     Arkansas     Grand Gulf     River Bend   Waterford 3
Account              Description of Items         Directs &       Total        Nuclear       Nuclear       Nuclear       Nuclear
 Number                                           Indirects      Directs         One         Station       Station       Station
500-557  Power production                        $382,723,791  $374,789,926  $115,973,281  $ 84,055,846  $86,661,734   $88,099,065
560-598  Transmission and distribution expenses      (159,532)     (159,532)         (571)     (160,281)       7,457        (6,137)
901-905  Customer accounts                                 14            14             5             -            5             4
906-917  Customer service and information                  17            17            10             -            -             7
920      Salaries & wages                          18,711,520    12,994,252     2,629,594     4,110,108    3,150,624     3,103,926
921      Office supplies and expenses               2,128,046     2,123,631       617,468       755,526      408,187       342,450
923      Outside services employed                  1,675,153     1,326,703       368,561       463,663      340,285       154,194
924      Property insurance                        (4,497,271)   (4,536,211)       32,917    (4,655,421)      57,494        28,799
925      Injuries and damages                       1,905,262     1,589,437       (24,747)      749,019      331,059       534,106
926      Employee pensions and benefits            36,973,829    35,411,877    13,646,298     7,900,678    6,467,423     7,397,478
928      Regulatory commission expenses             1,299,948     1,185,252        10,239     1,094,213       34,292        46,508
930.1    General advertising expenses                  24,826        24,826         5,949         6,977        5,950         5,950
930.2    Miscellaneous general expenses             1,752,242     1,659,328     1,021,462        36,891      503,775        97,200
931      Rents                                      3,729,971     3,191,519     1,006,037       803,765      607,443       774,274
935      Maintenance of general plant               1,182,433     1,153,542       323,941       265,828      305,188       258,585
403-404  Depreciation and amortization expense        332,368             -             -             -            -             -
408      Taxes other than income taxes             38,012,259    37,523,098     4,801,836    26,048,598    3,394,605     3,278,059
409      Income taxes (benefits)                    1,392,637             -             -             -            -             -
410-411  Provision for deferred income taxes       (1,104,653)            -             -             -            -             -
421      Miscellaneous nonoperating income               (284)           45            12            11           11            11
426.1    Donations                                    175,192        40,315        23,703         7,892        3,115         5,605
426.3    Penalties                                     17,603        17,603         4,948         2,697        3,096         6,862
426.4    Civic, political, and related activities      59,915        20,423         5,147         5,032        5,123         5,121
426.5    Other deductions                           1,162,091       946,488         6,074       945,577       (3,010)       (2,153)
430      Interest on debt to associate companies      103,635       166,791        38,530        51,201       38,530        38,530
107EXP   Construction work in progress            113,253,803   113,253,728    42,193,000    39,088,696   16,132,747    15,839,285
154EXP   General inventory                         (1,067,516)   (1,067,516)     (426,913)     (825,804)    (202,409)      387,610
163EXP   Stores expenses undistributed             (2,358,338)   (3,324,497)   (2,643,545)       31,024     (968,003)      256,027
174EXP   Miscellaneous current and accrued expense(40,672,553)  (40,672,533)  (30,550,921)    2,159,070        9,443   (12,290,145)
184EXP   Other expenses                             5,104,661     5,090,386     2,056,334     1,061,405      952,742     1,019,905
						 ---------------------------------------------------------------------------------
				 TOTAL EXPENSES  $561,861,069  $542,748,892  $151,118,649  $164,002,211 $118,246,906  $109,381,126
						 =================================================================================

			      18 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

	   Schedule XVII - Schedule of Expense Distribution by
		       Department or Service Function

Instruction:
Indicate each department or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

									     DEPARTMENT OR SERVICE FUNCTION
							  Total      Arkansas    Grand Gulf   River Bend  Waterford 3
Account              Description of Items               Indirects     Nuclear     Nuclear      Nuclear      Nuclear
 Number                                                                 One       Station      Station      Station
500-557  Power production                                $7,933,865  $2,653,653   $1,616,182   $1,799,696   $1,864,334
920      Salaries & wages                                 5,717,268   2,262,769    1,156,296    1,148,097    1,150,106
921      Office supplies and expenses                         4,415      48,018     (135,896)      45,426       46,867
923      Outside services employed                          348,450      87,340       87,062       87,027       87,021
924      Property insurance                                  38,940       9,735        9,735        9,735        9,735
925      Injuries and damages                               315,825      78,957       78,956       78,956       78,956
926      Employee pensions and benefits                   1,561,952     471,183      357,753      367,602      365,414
928      Regulatory commission expenses                     114,696      19,720        9,890       71,505       13,581
930.2    Miscellaneous general expenses                      92,914      25,394       17,588       24,967       24,965
931      Rents                                              538,452     134,670      134,600      134,591      134,591
935      Maintenance of general plant                        28,891       7,223        7,223        7,223        7,222
403-404  Depreciation and amortization expense              332,368      83,092       83,092       83,092       83,092
408      Taxes other than income taxes                      489,161     227,159       85,201       88,852       87,949
409      Income taxes (benefits)                          1,392,637     344,440      359,525      344,336      344,336
410-411  Provision for deferred income taxes             (1,104,653)   (276,219)    (276,163)    (276,136)    (276,135)
421      Miscellaneous nonoperating income                     (329)        (82)         (83)         (82)         (82)
426.1    Donations                                          134,877      33,719       33,719       33,719       33,720
426.4    Civic, political, and related activities            39,492       9,873        9,873        9,873        9,873
426.5    Other deductions                                   215,603       9,938      185,788        9,939        9,938
430      Interest on debt to associate companies            (63,156)    (15,789)     (15,789)     (15,789)     (15,789)
107EXP   Construction work in progress                           75           -           37            -           38
163EXP   Stores expenses undistributed                      966,159     256,319      225,374      242,243      242,223
184EXP   Other expenses                                      14,275       6,305       (4,639)       6,305        6,304
							--------------------------------------------------------------
				       TOTAL EXPENSES   $19,112,177  $6,477,417   $4,025,324   $4,301,177   $4,308,259
							==============================================================

				   19 OF 27 PAGES



		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

		    Departmental Analysis of Salaries



							   Departmental Salary Expense
	    Name of Department                           Included in Amounts Billed to:     Number of
	 Indicate each department              Total     Parent       Other        Non      Personnel
	    or service function                Amount    Company   Associates   Associates   End of
											      Year
Directs - Arkansas Nuclear One               $85,981,583           $85,981,583                  1,063
Directs - Grand Gulf Nuclear Station (1)      62,848,558            62,848,558                    708
Directs - River Bend Nuclear Station          61,420,320            61,420,320                    675
Directs - Waterford 3 Nuclear Station         54,989,316            54,989,316                    668
Indirects - Arkansas Nuclear One               4,670,141             4,670,141                     24
Indirects - Grand Gulf Nuclear Station (1)     3,100,846             3,100,846                     18
Indirects - River Bend Nuclear Station         2,970,648             2,970,648                     17
Indirects - Waterford 3 Nuclear Station        2,956,939             2,956,939                     15
					    ---------------------------------------------------------
				      TOTAL $278,938,351          $278,938,351                  3,188
					    =========================================================


(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.



		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


						     Relationship
						   "A" - Associate
						      "NA" - Non
      From Whom Purchased           Address           Associate      Amount

See pages 20 (2)  through 20 (11)





				20 OF 27 PAGES (1)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount

Outside Services - Consulting
RADIOLOGICAL ASSISTANCE CONSULTING                             NA             100,793
UTILIQUEST LLC                                                 NA              71,895
A&D CONSULTING INC                                             NA              64,764
OTHER CONSULTING SERVICES <$25,000 (26)                        NA             109,977
									 ------------
							    Subtotal          347,429
									 ------------
Outside Services - Engineering

FRAMATOME TECHNOLOGIES                                         NA           8,487,722
GENERAL ELECTRIC                                               NA           7,854,038
GENERAL ELECTRIC NUCLEAR                                       NA           7,135,279
FRAMATOME ANP INC                                              NA           5,425,403
MARLEY COOLING TOWER CO                                        NA           5,132,747
ENERCON SERVICES INC                                           NA           3,304,278
WESTINGHOUSE ELECTRIC CO LLC                                   NA           2,465,922
ATLANTIC GROUP INC                                             NA           2,306,553
SIEMENS WESTINGHOUSE POWER                                     NA           2,283,927
SOIL TESTING ENGINEERS INC                                     NA           1,753,367
SPEC ATS INC                                                   NA           1,687,255
ABB COMBUSTION ENGINEERING INC                                 NA           1,574,835
CALDON INC                                                     NA           1,531,211
SARGENT & LUNDY LLC                                            NA           1,396,368
ENGINEERING INC                                                NA           1,295,538
AURA ENERGY CORP                                               NA           1,270,050
DP ENGINEERING                                                 NA             653,120
DATA SYSTEMS & SOLUTIONS LLC                                   NA             624,131
DUKE ENGINEERING & SERVICES INC                                NA             587,289
STONE & WEBSTER CONSTRUCTION CO INC                            NA             559,414
NUKEM INC                                                      NA             508,571
CE NUCLEAR POWER LLC                                           NA             505,103
RAYTHEON ENGINEERS & CONSTRUCTORS INC                          NA             492,967
STRUCTURAL INTEGRITY ASSOC                                     NA             471,203





				20 OF 27 PAGES (2)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount


ILD INC                                                        NA             405,671
FACTORY MUTUAL INS CO                                          NA             380,860
NISYS CORP                                                     NA             289,455
IEPSON CONSULTING ENGINEERS                                    NA             288,733
BRAMBLES EQUIPMENT SERVICES                                    NA             288,309
HENNIGAN ENGINEERING CO INC                                    NA             187,776
GENERAL ELECTRIC INTL INC                                      NA             187,391
STEVENSON & ASSOC INC                                          NA             177,478
EXCEL SERVICES CORP                                            NA             175,186
CITY OF LONDON                                                 NA             175,000
ABB AUTOMATION INC                                             NA             143,699
INSULATIONS INC                                                NA             136,506
WHITE AMBER INC                                                NA             128,695
ENERTECH ENGINEERING & SERVICES DIVISION                       NA             127,626
NUCLEAR LOGISTICS  INC                                         NA             121,545
STRUCTURAL & MATERIALS RELIABILITY                             NA             119,278
MPR ASSOC INC                                                  NA             115,823
BECHTEL SOFTWARE INC                                           NA             110,800
NUMERICAL APPLICATIONS INC                                     NA             107,413
CAJUN CONSTRUCTORS INC                                         NA             104,132
EMERALD COAST SERVICES INC                                     NA             101,965
BROWN CUNNINGHAM & GANNUCH                                     NA              98,399
WELDING TESTING LAB INC                                        NA              91,337
FRAMATOME COGEMA FUELS                                         NA              90,384
BCP TECHNICAL SERVICES INC                                     NA              86,035
AGGREKO INC                                                    NA              84,141
NCS CORP                                                       NA              80,798
CHELAN INC                                                     NA              76,644
RAYTHEON NUCLEAR INC                                           NA              69,891
TELEDYNE BROWN ENGINEERING                                     NA              69,551
CLIMATRONICS CORP                                              NA              66,468
KALY NUCLEAR SERVICES                                          NA              62,880
URS CORP                                                       NA              58,732
OMEGA TECHNICAL SERVICES INC                                   NA              57,280
PARSONS POWER GROUP                                            NA              56,920





				20 OF 27 PAGES (3)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount

MODERN PROJECT MGMT LLC                                        NA              55,095
APPLIED ANALYSIS CORP                                          NA              49,111
APTECH ENGINEERING SERVICES INC                                NA              43,350
SS&S FABRICATORS INC                                           NA              42,902
FTN ASSOC LTD                                                  NA              39,347
MARATHON CONSULTING GROUP INC                                  NA              39,270
HYDRATIGHT                                                     NA              37,431
TOWER SYSTEMS CORP                                             NA              35,771
BLAIN CO                                                       NA              33,000
KALSI ENGINEERING INC                                          NA              32,862
BWXT SERVICES INC                                              NA              32,340
FULKERSON ENTERPRISES INC                                      NA              32,245
DOMINION ENGINEERING INC                                       NA              30,614
EPRI SOLUTIONS                                                 NA              30,605
NC STATE UNIVERSITY                                            NA              25,000
OTHER ENGINEERING SERVICES <$25,000 (47)                       NA             372,026
									 ------------
							    Subtotal       65,160,061
									 ------------

Outside Services - Environmental

GTS DURATEK BEAR CREEK INC                                     NA           1,504,615
ALLIED TECHNOLOGY GROUP                                        NA           1,022,567
STUDSVIK PROCESSING FACILITY LLC                               NA             929,459
CHEM NUCLEAR SYSTEMS LLC                                       NA             849,762
DURATEK RADWASTE PROCESSING INC                                NA             587,902
FRHAM SAFETY PRODUCTS INC                                      NA             391,597
LA DEPT OF ENVIRONMENTAL QUALITY                               NA             295,749
MS EMERGENCY MANAGEMENT AGENCY                                 NA             233,350
PORT HUDSON PRODUCTS & SERVICES                                NA              95,062
ENVIROSOLVE LLC                                                NA              88,098
ENVIROCARE OF UTAH INC                                         NA              86,270
BROWNING FERRIS INDUSTRIES INC                                 NA              61,485
CENTRAL INTERSTATE LOW LEVEL                                   NA              60,000
WMG INC                                                        NA              58,368




				20 OF 27 PAGES (4)

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount

GCR & ASSOC INC                                                NA              40,000
VERTECHS SOFTWARE SOLUTIONS INC                                NA              26,895
OTHER ENVIRONMENTAL SERVICES <$25,000 (33)                     NA             201,350
									 ------------
							    Subtotal        6,532,529
									 ------------

Outside Services - Legal

WISE CARTER CHILD & CARAWAY                                    NA             363,888
WINSTON & STRAWN                                               NA             308,752
SHAW PITTMAN POTTS                                             NA              68,649
OTHER LEGAL SERVICES <$25,000 (9)                              NA              29,692
									 ------------
							    Subtotal          770,981
									 ------------

Outside Services - Nuclear

STONE & WEBSTER CONSTRUCTION CO INC                            NA          28,474,768
WACKENHUT CORP                                                 NA          15,876,767
BECHTEL POWER CORP                                             NA             976,000
MORRIS MATERIAL HANDLING LLC                                   NA             172,371
COOPERHEAT INC                                                 NA             144,958
AMERICAN EXPRESS                                               NA              55,493
BROWNS WELDING & MILLWRIGHT                                    NA              49,674
TRANSCO PRODUCTS INC                                           NA              46,172
HENDERSON SPECIALITIES INC                                     NA              32,752
OTHER NUCLEAR SERVICES <$25,000 (13)                           NA              79,013
									 ------------

							    Subtotal       45,907,968
									 ------------

Outside Services - Regulatory

WACKENHUT CORP                                                 NA             167,265
OTHER REGULATORY SERVICES <$25,000 (3)                         NA                 422
									 ------------



				20 OF 27 PAGES (5)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount



						    Subtotal                  167,687
									 ------------

Outside Services - Temporary Employee Services

EXPRESS PERSONNEL SERVICES                                     NA             252,347
STAR SERVICE INC OF BATON ROUGE                                NA             226,202
STAFFMARK                                                      NA              26,139
OTHER TEMPORARY EMPLOYEE SERVICES <$25,000 (4)                 NA              41,925
									 ------------

							    Subtotal          546,613
									 ------------

Outside Services - Other

NUMANCO LLC                                                    NA           3,930,385
HOLTEC INTL                                                    NA           3,661,176
ANATEC INTL INC                                                NA           1,028,263
IONICS INC                                                     NA             923,741
NALCO CHEMICAL CO                                              NA             881,828
POWER EQUIPMENT MAINTENANCE INC                                NA             868,726
AR DEPT OF FINANCE & ADMINISTRATION                            NA             825,232
NORTHWEST PIPE CO                                              NA             791,488
WASHINGTON GROUP INTL INC                                      NA             575,442
ONDEO NALCO CO                                                 NA             543,471
FLOWSERVE PUMP CORP                                            NA             540,302
GENERAL PHYSICS CORP                                           NA             453,564
ROV TECHNOLOGIES INC                                           NA             442,622
FEDERAL EMERGENCY MANAGEMENT                                   NA             426,551
MMC MATERIALS INC                                              NA             409,230
SEA BREX MARINE INC                                            NA             394,774
INTECH INC                                                     NA             373,706
RHR INTL CO                                                    NA             362,799
CONTINENTAL FIELD SYSTEMS INC                                  NA             337,250
DIVERSIFIED TECHNOLOGIES SVC                                   NA             318,655
AIR PRODUCTS AND CHEMICALS INC                                 NA             314,373
FISCAL SERVICES DIVISION                                       NA             298,380




					20 OF 27 PAGES (6)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount

GREENBRIAR DIGGING SERVICE LP                                  NA             287,400
PAR SYSTEMS INC                                                NA             278,134
BARNHART CRANE & RIGGING INC                                   NA             277,585
CONTROL TECHNOLOGIES INC                                       NA             272,153
CHOICEPOINT SERVICES INC                                       NA             266,116
EDERER CORP                                                    NA             263,871
EASTERN TECHNOLOGIES INC                                       NA             253,068
ALSTOM POWER INC                                               NA             250,000
WYLE LABORATORIES INC                                          NA             247,348
SAIA ELECTRIC                                                  NA             238,684
CANBERRA INDUSTRIAL INC                                        NA             230,700
CAE ELECTRONICS LTD                                            NA             221,804
DEFENDER SERVICES INC                                          NA             220,756
RED STICK ARMATURE WORKS INC                                   NA             219,342
XEROX BUSINESS CORP                                            NA             213,290
MS ENTERPRISE FOR TECHNOLOGY                                   NA             200,247
CIVIL CONSTRUCTION CONTRACTORS INC                             NA             193,325
WELDING SERVICES INC                                           NA             187,080
RHODIA INC                                                     NA             182,933
COMMUNICATION SPECIALISTS INC                                  NA             182,318
FURMANITE AMERICA INC                                          NA             179,946
ANBEROKA SERVICES                                              NA             177,168
TERRY TRANE SERVICE AGENCY INC                                 NA             165,727
OAO TECHNOLOGY SOLUTIONS                                       NA             164,225
CAPITOL STEEL INC                                              NA             161,737
NWT INC                                                        NA             158,409
BATON ROUGE INTL INC                                           NA             144,514
IMPACT INNOVATIONS GROUP LLC                                   NA             136,307
CALAIS HEALTH LLC                                              NA             134,208
GD BARRI & ASSOC INC                                           NA             125,241
US FILTER CORP                                                 NA             122,960
EPRI                                                           NA             122,903
PINNACLE PRECISION SERVICES                                    NA             121,295
MANAGEMENT ASSOC RESULTS INC                                   NA             117,970
MODERN TECHNICAL SERVICE                                       NA             116,754




				20 OF 27 PAGES (7)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount


THYSSEN DOVER ELEVATOR CO                                      NA             116,429
RIVER PARISH DISPOSAL INC                                      NA             112,655
WASTE MANAGEMENT RSVL DISTRICT                                 NA             106,737
MONTGOMERY KONE INC                                            NA             106,202
US INVESTIGATIONS SERVICES INC                                 NA             104,189
ROGER L PERSONS LLC                                            NA             103,625
VICKSBURG HEALTHCARE LLC                                       NA             100,999
ARCO ENTERPRISE INC                                            NA              98,341
BENSINGER DUPONT & ASSOC                                       NA              97,755
RCM TECHNOLOGIES INC                                           NA              97,109
ABB AUTOMATION INC                                             NA              94,238
DELOITTE & TOUCHE LLP                                          NA              92,000
PRICEWATERHOUSECOOPERS LLP                                     NA              91,920
HI TECH SERVICES INC                                           NA              89,806
MECHANICAL DYNAMICS & ANALYSIS INC                             NA              88,850
ACS INTEGRATED DOCUMENT SOLUTIONS INC                          NA              88,654
SOUTHWEST ELECTRIC CO                                          NA              83,425
SCHULZ ELECTRIC CO                                             NA              82,250
PLANT MACHINE WORKS INC                                        NA              81,714
STRATEGIC CORPORATE ASSESSMENT SYSTEMS I                       NA              81,320
MANSELL ASSOCIATES INC                                         NA              81,232
SBC DATACOMM                                                   NA              80,778
HUDSON TECHNOLOGIES CO                                         NA              80,511
CLARKE CONSTRUCTION MGMT                                       NA              80,072
WASTE MANAGEMENT OF MS INC                                     NA              78,628
FISHER SCIENTIFIC CO                                           NA              77,049
UTILITY SYSTEMS SERVICES INC                                   NA              75,908
DAVID BROWN UNION PUMPS CO                                     NA              75,214
ATWOOD & MORRILL CO INC                                        NA              74,900
TENSAS PARISH POLICE JURY                                      NA              74,755
TEAM INDUSTRIAL SERVICES INC                                   NA              73,485
FLOWSERVE RED CORP                                             NA              70,187
A DEPENDABLE FENCING CO                                        NA              65,438
D&R RAILROAD                                                   NA              64,587
COMPAQ COMPUTER CORP                                           NA              64,445



				20 OF 27 PAGES (8)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount


HONEYWELL INC                                                  NA              64,023
INFICON INC                                                    NA              63,151
GAMMA METRICS INC                                              NA              61,389
UNITED TRANSFORMER MAINT LLC                                   NA              60,400
TIM D MARTIN & ASSOC                                           NA              60,000
INGERSOLL DRESSER PUMP CO INC                                  NA              59,766
NUCON INTL INC                                                 NA              59,610
B&G CRANE SERVICE LLC                                          NA              59,412
MOTION INDUSTRIES INC                                          NA              59,235
BARLOW CONSTRUCTION                                            NA              58,359
BIACH INDUSTRIES INC                                           NA              57,894
BROWNING FERRIS INDUSTRIES INC                                 NA              57,701
STEWART D EBNETER                                              NA              57,274
PROFESSIONAL BUILDING SERVICE                                  NA              56,803
SOUTH MS ELECTRIC POWER ASSN                                   NA              56,797
COOPER ENERGY SERVICES                                         NA              56,296
IRON MOUNTAIN                                                  NA              56,271
WD ASSOC INC                                                   NA              55,772
CONTRACTORS SUPPLY & EQUIPMENT                                 NA              54,315
TRANE CO                                                       NA              51,046
PDMA CORP                                                      NA              50,733
ALGOR INC                                                      NA              49,513
GREG MOISE CO INC                                              NA              49,244
GRAND EAGLE SERVICES INC                                       NA              48,898
SHAW SSS FABRICATORS INC                                       NA              47,088
TAYLOR BACKHOE & NURSERY                                       NA              46,745
MURDOCK PORTABLE TOILETS                                       NA              46,380
COOKE DOUGLAS FARR LEMONS LTD                                  NA              46,000
PRO TEC INC                                                    NA              45,953
HERCULES CONCRETE PUMPING SERV OF MS INC                       NA              45,905
EGS DIVISION OF SAIC CORP                                      NA              45,000
SPEC GROUP HOLDINGS INC                                        NA              43,770
ECOLOCHEM INC                                                  NA              42,895
FLOWSERVE US INC                                               NA              41,678
STUDSVIK OF AMERICA                                            NA              40,983



					20 OF 27 PAGES (9)



		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount


BEST INC                                                       NA              40,956
DELTA UNIBUS CORP                                              NA              39,505
NWS TECHNOLOGIES                                               NA              38,824
AMERON PROTECTIVE COATINGS                                     NA              37,264
RAPID PARTS MART                                               NA              36,600
BAKER TANKS INC                                                NA              35,890
MATRIX INC                                                     NA              35,740
M&M SERVICES INC                                               NA              35,347
ALPINE POWER SYSTEMS INC                                       NA              35,281
DEPT OF EMERGENCY MGMT EAST                                    NA              35,000
COOPER CAMERON VALVES                                          NA              34,843
LA OFFICE OF EMERGENCY                                         NA              34,500
STATE OF LA MILITARY BUILDING                                  NA              34,500
KEY SOLUTIONS INC                                              NA              34,357
GUIDRYS INDUSTRIAL SERVICES, INC                               NA              34,224
KEPNER TREGOE INC                                              NA              34,118
LSU FIREMEN TRAINING PROGRAM                                   NA              33,588
SOUTHWEST RESEARCH INSTITUTE                                   NA              33,539
MAINTENANCE DREDGING INC                                       NA              33,500
PREMIER EQUIPMENT CORP                                         NA              33,340
OSI SOFTWARE INC                                               NA              33,243
AR TECH UNIVERSITY                                             NA              32,919
AMERICAN INTERPLEX                                             NA              32,153
ENCORE REAL TIME COMPUTING INC                                 NA              30,747
INNOVATIVE SOLUTIONS INC                                       NA              29,950
ANALYTICS INC                                                  NA              29,867
BRACKEN CONSTRUCTION CO INC                                    NA              29,502
ZETEC INC                                                      NA              29,410
BRAND SCAFFOLD SERVICES                                        NA              29,312
RIVER PARISH PORTABLES                                         NA              29,311
BURNS INTL SECURITY SERVICES                                   NA              29,165
EYELINE OPTICAL                                                NA              29,065
MGP INSTRUMENTS INC                                            NA              28,907
K&P FUEL INC                                                   NA              27,740
BASIC PSA                                                      NA              27,297





				20 OF 27 PAGES (10)


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

			Outside Services Employed

Instructions:
  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
  payments included within the subaccount need be shown.   Provide a
  subtotal for each type of service.

							  Relationship
							 "A" - Associate
							   "NA" - Non
	      From Whom Purchased               Address     Associate       Amount
LA LIFT & EQUIPMENT INC                                        NA              26,328
ENTEK IRD INTL                                                 NA              26,131
CALGON CORP                                                    NA              25,920
OLD DOMINION PROJECT TEAM INC                                  NA              25,758
YORK INTL CORP                                                 NA              25,346
OTHER SERVICES <$25,000 (527)                                  NA           2,918,175
									 ------------

							    Subtotal       34,636,344
									 ------------
							      TOTAL      $154,069,612
									 ============


			      20 OF 27 PAGES (11)

	       ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		 For the Year Ended December 31, 2001

		    Employee Pensions and Benefits

Instructions:
  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	      Description                                         Amount

Group Medical/Dental Insurance                                   $18,626,063
Savings Plan                                                       7,535,100
FAS 106 OPEBS                                                      1,636,000
Pension Plan                                                       1,269,904
Retiree Group Medical/Dental Insurance                               560,247
Group Long Term Disability Insurance                                 469,967
Employee Meetings/Functions/Awards                                   450,661
Educational Reimbursement                                            285,315
Retiree Group Life Insurance                                         224,657
Group Life Insurance                                                 210,854
Post Retirement Plan Payments                                         78,451
Other                                                                 11,438

								 -----------
							TOTAL    $31,358,657
								 ===========

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

		       General Advertising Expenses


Instructions:
  Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

    Description              Name of Payee           Amount

Marketing Expenses       Entergy Services Inc.       $24,826

						     -------
					 TOTAL       $24,826
						     =======


			      21 OF 27 PAGES

	     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

	       For the Year Ended December 31, 2001

		  Miscellaneous General Expenses


Instructions:
  Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature.
  Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

		   Description                                      Amount

Industry association dues/ corporate memberships                  $6,348,713
Radiation protection services                                        298,000
Government fees                                                      243,220
Electric Power Research Institute fees                               166,878
Directors fees and expenses                                           72,921
								  ----------
							    TOTAL $7,129,732
								  ==========

	      ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		For the Year Ended December 31, 2001

				Rents


Instructions.
  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	       Type of Property                                  Amount

Office Equipment                                                $3,973,509
Computer Equipment                                               2,578,763
Telecommunications                                               1,968,283
Building                                                           538,225
Computer Software                                                   14,053

								----------
							 TOTAL  $9,072,833
								==========



				22 OF 27 PAGES

		 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

		       Taxes Other Than Income Taxes

Instructions:
  Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	      Kind of Tax                                  Amount

OTHER THAN U.S. GOVERNMENT TAXES:
     Ad Valorem                                          $20,230,729
     Franchise                                             1,610,125
     Other Payroll Taxes                                      14,584
							 -----------
	 SUBTOTAL                                         21,855,438
							 -----------
U.S. GOVERNMENT TAXES:
     FICA                                                 16,290,786
     Other Payroll Tax Refunds                              (135,559)
							 -----------
	 SUBTOTAL                                         16,155,227
							 -----------
			      TOTAL                      $38,010,665
							 ===========


		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		  For the Year Ended December 31, 2001

				Donations

Instructions:
  Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	   Name of Recipient              Purpose of Donation     Amount

Entergy Charitable Foundation             Charity                 $90,796
Mississippi State University Foundation   Contribution              6,192
Razorback Foundation Inc                  Contribution              5,046
Russellville High School                  Contribution              5,017
Port Gibson Main St Inc                   Contribution              4,500
Harding University                        Contribution              3,000
Others less than $3,000 (150)             Contribution             60,641
								 --------
							 TOTAL   $175,192
								 ========


				23 OF 27 PAGES

		ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		   For the Year Ended December 31, 2001

			     Other Deductions


Instructions:
  Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

		   Description                              Name of Payee               Amount
Associated company expenses                         Entergy Services, Inc.                $910,726

Salary and wage expenses                            Various exempt employees               126,892

Outsourced expenses                                 Various vendors                         46,271

Legal services                                      Various vendors                         44,198

Business meals, entertainment, and various other
employees expenses                                  Various employees                        4,780

Other miscellaneous expenses                        Nuclear Energy Institute                12,342
						    Kramer Specialty Advertising            12,258
						    Hyatt Regency                            8,870
						    Rapids on the Reservoir                  4,692
						    Various vendors                          2,530

											----------
									    TOTAL       $1,173,559
											==========



		  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

		    For the Year Ended December 31, 2001

	       Schedule XVIII - Notes to Statement of Income

Instructions:
  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  See Notes to Financial Statements on pages 13 (2) through 13 (7).



			     24 OF 27 PAGES

	    ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	      For the Year Ended December 31, 2001

		       Organization Charts

	Chief Executive Officer - EOI

	     Legal and Risk Management
	     Nuclear Fuels Procurement
	     Total Quality and Employee Concerns
	     Emergency Programs
	     Development (DAP)
	     Labor Relations
	     Business Services
	     Finance
	     Business Development

	     Chief Operating Officer (EOI - Regulated Nuclear Operations) Information Technology
	     Licensing
	     Oversight
	     Material Purchasing & Controls
	     Security
	     Training & Performance
	     Engineering
	     Plant Operations
	     Nuclear Safety
	     Maintenance Management
	     Operations Management
	     Outage Management

	     Chief Operating Officer (Entergy Nuclear Inc., Non-
	       Regulated Nuclear Operations)
	     Plant Operations
	     Engineering
	     Finance
	     Business Development
	     Training
	     Emergency Programs
	     Governmental Affairs
	     Legal
	     Health, Physics & Chemistry
	     Nuclear Support
	     Information Technology
	     Security
	     Regulatory Affairs
	     Oversight




			 25 OF 27 PAGES

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 2001

		    Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

	    For the Year Ended December 31, 2001

 Annual Statement of Compensation for Use of Capital Billed

			  - None -





		       26 OF 27 PAGES

	  ANNUAL REPORT OF ENTERGY OPERATIONS INC.

		      Signature Clause

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


			       Entergy Operations, Inc.
			     (Name of Reporting Company)



			   By: /s/ Nathan E. Langston
			   (Signature of Signing Officer)


			   Nathan E. Langston
			   Senior Vice President and Chief Accounting Officer (Printed Name and Title of Signing Officer)


Date: May 1, 2002



		       27 OF 27 PAGES